UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   August 2008            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated August 25, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: August 25, 2008	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD:

Amex: DEJ / TSX-V: DEJ

FOR RELEASE:

August 25, 2008

Dejour Secures $7,000,000 Bank Line for Peace River Arch Winter Drill Program

Calgary, Alberta August 25, 2008:  Dejour Enterprises Ltd. announces it has secured a revolving operating loan facility with a Canadian Bank initially for up to Cdn $7,000,000. This facility, secured by Dejour’s oil & gas assets in Canada, is at interest rate of Canadian prime (currently 4.75%) plus 1%.  The Company anticipates the facility will be increased as Dejour’s proven reserve base rises as early as Q4 2008.

“This attractive financing, coupled with the Company's established and growing cash flow, is expected to allow Dejour to internally finance the expansion of its reserve base with relatively low risk development drilling and evaluate the potential of its recent land acquisitions in the Peace River Arch area”, Charles Dove, President, Dejour Energy (Alberta) commented Friday,

Initially, Dejour will drill as many as three development wells (100%) offsetting the Woodrush oil discovery in British Columbia plus a fourth well to test a potential new pool in the immediate area. Plans are also being finalized for additional wells to further develop the Company's other oil and gas reserves in Alberta and B.C. during the winter 2008-09 drill season.

Included in plans for the coming winter is the initiation of data gathering and design of a waterflood program to enhance oil recoveries for the B.C. oil pool. The current Q2 Proven and Probable reserves for the primary recoveries for the oil discovery have been independently evaluated at $38,986,000 using a 10% NPV discount. Similar oil pools in the area have seen up to 100% increase in recoveries following successful implementation of a waterflood.

Charles Dove, P. Geoph. is the qualified person for this release.

For more detailed information, the Company’s website has been recently updated at www.dejour.com.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company creating shareholder value through a balance of exploration, development, production and monetization of strategic North American energy properties including oil, natural gas and uranium.

The Company is listed on the Amex (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

Statements Regarding Forward-Looking Information:  Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially, including comments regarding the expectation that the offering will be completed consistent with the terms outlined above and use of proceeds from this transaction.  Actual results may differ materially from those presented.  Factors that could cause results to differ materially include fluctuations in oil, gas and uranium prices, changes in U.S. and Canadian securities markets and failure to receive regulatory approvals.  Dejour assumes no obligation to update this information.  There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of risk factors in our Form 20-F for 2006, as amended.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com